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Exhibit (a)(14)


[LOGO]
UNITED DOMINION NEWS

        CONTACT--
             Michael Morgan -- Analysts (704) 347-6529     FOR IMMEDIATE RELEASE
             Nancy H. Spurlock -- Media (704) 347-6838


        UNITED DOMINION INDUSTRIES ANNOUNCES TERMINATION OF TENDER OFFERS
         TO ACQUIRE IMO INDUSTRIES STOCK AND SENIOR SUBORDINATED NOTES

         CHARLOTTE, NORTH CAROLINA (July 29, 1997) -- United Dominion Industries Limited (NYSE, TSE:UDI) announced today that its subsidiaries, UD Delaware
Corp. and UD Note Corp., have terminated their respective tender offers to acquire the common stock and associated rights of IMO Industries Inc. ("IMO") and IMO's $155 million 11 3/4% senior subordinated notes. Each such tender offer was commenced by an Offer to Purchase dated July 2, 1997.

         "We are disappointed that Imo Industries will not become a part of United Dominion," said William R. Holland, chairman and chief executive officer. "However, we believe our offer of $6 per share for the Imo common stock, plus a 20 percent premium for the Imo bonds, was a full and fair price. We are not prepared to pay more."

         "We are excited about our other previously announced tender offer for Core Industries (NYSE: CRI). This transaction is near completion with the tender offer ending tomorrow at midnight. Core, a diversified manufacturer of engineered products, fits United Dominion's growth strategy and expands our product line in profitable niche markets."

         United Dominion Industries Ltd. and its indirect wholly owned subsidiary, UD Nevada Corp. (UD), commenced a tender offer to purchase all outstanding common stock of Core Industries Inc at a price of $25 per share, net to the seller in cash, on July 2, 1997. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on July 30, 1997, unless the tender offer is extended in accordance with the terms of the Offer to Purchase.

         United Dominion is a diversified manufacturer of proprietary, engineered products for customers worldwide.

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